Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the nine-month periods ended September 30, 2019 and 2018 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2018, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

We have been developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease. In June 2019, we announced that our Phase IIb clinical trial of IFX-1 in HS did not meet its primary endpoint. We subsequently announced the results of additional analysis and first interim results of the open label extension trial. In light of all available data from the completed Shine study, the Company continues to consider options with respect to the development of IFX-1 for HS. We intend to develop IFX-1 and other proprietary antibodies and molecules, and evaluate other technologies as well, to address a wide array of complement-mediated and other diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease, PG, a rare inflammatory skin disorder and indications in oncology and potentially other indications and diseases.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through public offerings, private placements and other income from various grants. As of September 30, 2019, we had raised an aggregate of approximately €206.9 million, comprised of €49.2 million in net proceeds from a follow-on public offering in May 2018, €81.8 million in net proceeds from our initial public offering, €74.0 million in gross proceeds from private placements and €1.4 million payments in connection with various grants. As of September 30, 2019, we had cash and cash equivalents of €27.0 million and marketable securities of €108.5 million. As of September 30, 2019, we had an accumulated deficit of €(120.7) million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will not increase significantly or may even decrease if, and as we

•	evaluate any additional clinical development of IFX-1 in HS;

•	continue to advance IFX-1 through clinical development for additional indications, including AAV, PG and oncology indications;

•	initiate and continue research programs and development activities, including development of IFX-2;

•	actively seek to identify additional research programs and additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain personnel, such as for business development and others; and

•	incur additional costs with operating as a public company, including expanding our operational, finance and management teams.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going forward strategy relating to the clinical development of IFX-1 in HS, AAV, PG and additional indications as well as any potential addition of a technology platform or asset.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Our financial statements were materially affected by the corporate reorganization conducted in connection with our initial public offering (see Note 1 to our consolidated financial statements as of and for the year ended December 31, 2018).

Recent Developments

We recently reported top-line results of the open label extension trial of the international SHINE Phase IIb study as well as data from a snapshot analysis of the open label extension period of this study in HS. As a result, the Company continues to evaluate pursuing additional clinical development in this indication in the future. The Company has put its preclinical development of a subcutaneous version of IFX-1 on hold. The Company has unilaterally terminated the employment contract of the CMO  of the Company, Othmar Zenker.

Research and Development Expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional legal fees related to the protection and maintenance of our intellectual property.

We expect that our total research and development expenses in 2019 will continue to increase compared to our expenses in 2018. Such increased research and development expenses primarily relate to the following key programs:

•
IFX-1. In the fourth quarter of 2018, we completed enrollment of our Phase IIb clinical trial of IFX-1 in patients with HS and the last patient last visit occurred beginning of October 2019. We expect our expenses associated with IFX-1 will increase in the remainder of 2019 over the third quarter of 2018 as we complete the data analysis of the HS Phase IIb study, conduct our Phase II clinical program of IFX-1 in patients with AAV and a Phase II clinical trial program in patients with PG and potentially additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

•
IFX-1 subcutaneous version. We are putting our preclinical development of a subcutaneous version of IFX-1 specifically for the treatment of HS and potentially other indications on hold. In 2019, expenses for this development mainly consist of salaries, costs for preclinical testing conducted by InflaRx and CROs and costs for manufacturing, formulation and stability testing.

•
IFX-2.  We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•
Other development programs.  Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2018, we incurred €25.0 million of research and development expense. For the nine months ended September 30, 2019 and 2018, we incurred research and development expenses of €33.6 million and €16.0 million, respectively. The principal driver of the increase in our research and development expenses was the clinical development and manufacturing of IFX-1. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to increase as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Annual Report.

Results of Operations

The numbers below were derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Three Months Ended September 30, 2019 and 2018

	Three Months Ended September 30,
	2019	2018	Change
	(in €)
Operating Expenses
Research and development expenses	(13,405,646)	(5,450,544)	7,955,102
General and administrative expenses	(2,490,245)	(3,042,144)	(551,899)
Total Operating Expenses	(15,895,891)	(8,492,688)	7,403,203
Other income	126,559	60,617	(65,942)
Other expense	(838)	(2,152)	(1,314)
Operating Result	(15,770,170)	(8,434,224)	7,335,946
Finance income	2,029,992	2,100,634	70,642
Finance costs	(761,268)	(440,567)	320,701
Net financial Result	1,268,725	1,660,067	391,342
Loss for the period	(14,501,446)	(6,774,157)	7,727,289
		—
Loss for the period	(14,501,446)	(6,774,157)	7,727,289
Foreign currency translation differences	4,988,141	41,810	(4,946,331)
Total comprehensive loss attributable to owners of the Company	(9,513,305)	(6,732,347)	2,780,958

Research and Development Expenses

	Three Months Ended September 30,
	2019	2018	Change
	(in €)
Third party expenses	11,305,208	3,091,180	8,214,028
Personnel expenses	1,787,984	2,023,121	(235,137)
Legal and consulting fees	109,904	109,094	810
Other expenses	202,550	227,150	(24,600)
Total Research and development expenses	13,405,646	5,450,544	7,955,102

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended September 30, 2019 increased over the corresponding period in 2018 by €8.0 million. This increase is primarily attributable to a €8.2 million increase in CRO and CMO expenses associated with preclinical studies and clinical trials conducted for IFX-1. The decline in personnel expenses resulted mainly from decreased non-cash stock-based compensation expenses, partially offset by the expenses associated with option repricing on July 3, 2019  (€0.4 million).

General and Administrative Expenses

	Three Months Ended September 30,
	2019	2018	Change
	(in €)
Personnel expenses	1,679,433	2,301,178	(621,745)
Legal, consulting and audit fees	210,694	345,635	(134,941)
Other expenses	600,119	395,332	204,787
Total General and administrative expense	2,490,245	3,042,144	(551,899)

General and administrative expenses decreased by €(0.6) million to €2.5 million for the three months ended September 30, 2019, from €3.0 million for the three months ended September 30, 2018. This decrease is primarily attributable to a €(0.6) million decrease of personnel expenses, primarily attributable to lower expenses associated with non-cash stock-based compensation, an decrease of legal, consulting and audit fees of €(0.1) million and an increase of other expenses (e.g. lease of premises, insurances) of €0.2 million. The decline in personnel expenses resulted mainly from decreased non-cash stock-based compensation expenses, partially offset by the expenses associated with option repricing on July 3, 2019  (€0.6 million).

Net financial result

	Three Months Ended September 30,
	2019	2018	Change
	(in €)
Finance income
Foreign exchange gains	1,593,818	1,346,802	247,016
Interest and other finance income	436,174	753,832	(317,658)
Total Finance income	2,029,992	2,100,634	(70,642)
Finance costs
Foreign exchange losses	(756,758)	(415,791)	(340,967)
Other finance costs	(4,509)	(24,776)	20,267
Total finance costs	(761,267)	(440,567)	(320,700)
Net financial result	1,268,725	1,660,067	(391,342)

Net financial result decreased by €(0.4) million to €1.3 million for the three months ended September 30, 2019, from €1.7 million for the three months ended September 30, 2018. Such decrease is mainly attributable to lower net foreign exchange result (€0.1 million) and lower interest income (€0.3 million).

Comparison of the Nine Months Ended September 30, 2019 and 2018

	Nine Months Ended September 30,
	2019	2018	Change
	(in €)
Operating Expenses
Research and development expenses	(33,598,018)	(15,954,005)	17,644,013
General and administrative expenses	(9,439,080)	(9,200,333)	238,747
Total Operating Expenses	(43,037,098)	(25,154,338)	17,882,760
Other income	194,261	209,898	15,637
Other expense	(83,907)	(34,446)	49,461
Operating Result	(42,926,744)	(24,978,886)	17,947,858
Finance income	4,527,952	8,107,285	3,579,333
Finance costs	(1,211,366)	(2,666,155)	(1,454,789)
Net financial Result	3,316,586	5,441,130	2,124,544
Loss for the period	(39,610,157)	(19,537,756)	20,072,401

Loss for the period	(39,610,157)	(19,537,756)	20,072,401
Foreign currency translation differences	5,683,610	25,401	(5,658,209)
Total comprehensive loss attributable to owners of the Company	(33,926,548)	(19,512,355)	14,414,193

Research and Development Expenses

	Nine Months Ended September 30,
	2019	2018	Change
	(in €)
Third party expenses	27,342,367	9,243,852	18,098,515
Personnel expenses	5,084,462	5,959,298	(874,836)
Legal and consulting fees	441,155	302,602	138,553
Other expenses	730,033	448,254	281,779
Total Research and development expenses	33,598,018	15,954,005	17,644,013

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors.

Research and development expenses incurred for the nine months ended September 30, 2019 increased over the corresponding period in 2018 by €17.6 million. This increase is primarily attributable to a €18.1 million increase in CRO and CMO expenses associated with preclinical studies and clinical trials conducted for IFX-1. The decrease of personnel expenses of €(0.9) million is primarily attributable to a decrease of lower expenses associated with non-cash stock-based compensation, although expenses associated with non-cash stock-based contained the option repricing of July 3, 2019 with €0.4 million.

General and Administrative Expenses

	Nine Months Ended September 30,
	2019	2018	Change
	(in €)
Personnel expenses	5,878,393	6,568,215	(689,822)
Legal, consulting and audit fees	1,607,720	1,507,382	100,338
Other expenses	1,952,967	1,124,736	828,231
Total General and administrative expense	9,439,080	9,200,333	238,747

General and administrative expenses increased by €0.2 million to €9.4 million for the nine months ended September 30, 2019, from €9.2 million for the nine months ended September 30, 2018. This increase is primarily attributable to a €(0.7) million decrease of personnel expenses - primarily attributable to a decrease of lower expenses associated with non-cash stock-based compensation -, an increase of legal, consulting and audit fees of €0.1 million and an increase of other expenses (e.g. lease of premises, insurances) of €0.8 million. The decline in personnel expenses resulted mainly from decreased non-cash stock-based compensation expenses, partially offset by the expenses associated with option repricing on July 3, 2019  (€0.6 million).

Net financial result

	Nine Months Ended September 30,
	2019	2018	Change
	(in €)
Finance income
Foreign exchange gains	2,222,175	6,650,974	(4,428,799)
Interest and other finance income	2,305,777	1,456,312	849,465
Total Finance income	4,527,952	8,107,285	(3,579,333)
Finance costs
Foreign exchange losses	(1,191,544)	(2,578,291)	1,386,747
Other finance costs	(19,822)	(87,864)	68,042
Total finance costs	(1,211,366)	(2,666,155)	1,454,789
Net financial result	3,316,586	5,441,130	(2,124,544)

Net financial result decreased by €(2.1) million to €3.3 million for the nine months ended September 30, 2019, from €5.4 million for the nine months ended September 30, 2018. Such decrease is mainly attributable to lower net foreign exchange result (€3.0 million) not fully off-set by higher interest income (€0.8 million).

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the three months ended September 30, 2019, we incurred a net loss of €14.5 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2019, we had cash and cash equivalents of €27.0 million, plus marketable securities of €108.5 million.

Our cash and cash equivalents and marketable securities primarily consist of bank deposit accounts, fixed U.S. Dollar term deposits and money market investment funds. Our quoted debt securities have credit ratings ranging from AA- to AAA.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2018 and 2019:

	Nine Months Ended September 30,
	2019	2018
	(in €)
Net Cash used in operating activities	(26,995,930)	(15,236,454)
Net cash used in investing activities	(2,846,193)	(105,410,284)
Net cash from financing activities	(207,500)	49,641,212
Cash and cash equivalents at the beginning of the period	55,386,240	123,281,888
Exchange gains on cash and cash equivalents	1,673,191	4,072,716
Cash and cash equivalents at the end of the period	27,009,808	56,349,080

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased from €15.2 million in the nine months ended September 30, 2018 to €27.0 million in the nine months ended September 30, 2019 mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and our own personnel expenses.

Net Cash Used in Investing Activities

Net cash used for investing activities decreased by €(102.6) million in the nine months ended September 30, 2019 mainly due to lower purchases of marketable securities in 2019 compared to 2018.

Net Cash Provided by Financing Activities

Net cash generated from financing activities decreased by €49.8 million to €(0.2) million in the nine months ended September 30, 2019, compared to €49.6 million in the nine months ended September 30, 2018, due to the follow-on public offering in May 2018.

Funding Requirements

We expect our expenses not to increase significantly or to even decrease in connection with our ongoing activities. In particular, we will have completed the clinical trials with IFX-1 in patients with HS by end of 2019, and anticipate that we will continue and complete Phase II clinical trials in AAV and PG and potentially additional indications such as oncology indications. We also want to continue preclinical development of IFX-2. We plan to initiate new research and preclinical development efforts and we may seek marketing approval for any product candidates that we successfully develop and where we receive approval. Should we commence further clinical development with IFX-1 in HS, there may be additional costs in connection with such development. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. The Company does not expect marketing approval in the next 12 to 24 months. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 36 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of September 30, 2019, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2019, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates as of the specified testing date or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2019, our accumulated deficit was €(120.7) million;

•
the timing, progress and results of clinical trials of IFX-1 and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for IFX-1 and any other product candidates, and the scope of such protection;

•
whether the FDA, EMA or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for IFX-1 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for IFX-1;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	our ability to commercialize IFX-1 or our other product candidates;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. KEY INFORMATION: - D.Risk factors” section of the Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.